SILVER QUEST, INC.
                           15304 E. Monmouth Place
                           Aurora, Colorado 80015
                       COMMISSION FILE NUMBER 0-23535

                            DISCLOSURE STATEMENT

                                 PURSUANT TO
                            SECTION 14(f) OF THE
                     SECURITIES EXCHANGE ACT OF 1934 AND
                           RULE 14f-1 THEREUNDER


                               Introduction

     This Statement is being mailed on or about April 23, 1998 to holders of record on April 15, 1998 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of Silver Quest, Inc., an Idaho corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about May 4, 1998.

                    Background of Transaction and Change in Control

     Pursuant to the terms of an agreement (the "Agreement") between the Company and Pact Communication Group, Inc., a Florida corporation ("PACT"), the Company has agreed to acquire all of PACT's issued and outstanding shares of common stock (collectively, the "PACT Stock") in exchange for an aggregate of 4,500,000 "restricted" shares of the Company's Common Stock (the "Transaction"). As of the date of this Disclosure Statement, there are 345,000 shares of the Company's Common Stock issued and outstanding. As part of the terms of agreement between the Company and PACT, the Company will undertake a forward split of its issued and outstanding common stock in order to establish the number of common shares issued and outstanding at closing to be 500,000 shares. Accordingly, if all of the issued and outstanding shares of PACT Stock are exchanged for the Company's Common Stock, the holders thereof will own approximately 90% of the Company's 5,000,000 shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the Transaction, the Company's current officers and directors will resign and will be replaced by Directors and Officers selected by PACT's management (see "Directors and Executive Officers and Related Transactions").

     Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or about May 4, 1998, with the closing to occur shortly thereafter.

                          Reason for Disclosure Statement

     Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

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
                 Information Relating to the Company's Securities

     As of the date of this report, there are outstanding 345,000 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                           Principal Stockholders

     The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group.

                                       No. of                 Percentage
            Name                    Shares Owned              Ownership

       Cheryl Miller(1)                150,000                   43.5%

       Lowell Miller(1)                 30,000                    8.7%

       Carolyn H. Sagara(1)             30,000                    8.7%

       Phyliss C. Miller                26,000                    7.5%

       Vance B. Miller                  20,000                    5.8%

       Wallace Westwood                 20,000                    5.8%

       William Miller                   25,000                    7.3%

       All Officers and                210,000                   60.9%
       Directors as a
       Group (3 persons)
________________________

(1)  Officer and/or director of the Company.

     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                                        Shares of
                                                      Common Stock
                                                    to be owned upon   Approximate
                                                     consummation of     Percent
   Name and Address          Offices To Be Held        the Transfer      of Class
Camilo Pereira             CEO/President, Secretary      3,933,791         78.7%
2740 E. Oakland Park Blvd.      and Treasurer
Suite 206/8
Ft. Lauderdale, FL 33306

George Elia                        Director                 44,997          1.0%
570 SE 14 St.
Pompano Beach, FL  33060

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
                                                        Shares of
                                                      Common Stock
                                                    to be owned upon   Approximate
                                                     consummation of     Percent
   Name and Address          Offices To Be Held        the Transfer      of Class

Anthony N. Dean                    Director                 11,320           *
19 Lyncroft
Ashington, Northumberland
   United Kingdom

All Proposed Directors                                   3,990,108         79.8%
   and Officers as a
   Group (3 persons)

* Less than 1%


                                Legal Proceedings

     There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

          Directors and Executive Officers and Related Transactions

Directors and Executive Officers.

     If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

        Name                   Age             Position

   Camilo Pereira               37             Chairman of the Board,
                                               CEO/President, Secretary
                                               and Treasurer

   George Elia                  54             Director

   Anthony N. Dean              25             Director

Resumes:

Camilo Pereira, has been Chief Operating Officer of Pact Communication Group, Inc. since its inception in September 1996 and President since February 1998. From August 1988 to December 1989, Mr. Pereira developed and owned a successful 12-unit chain of restaurants in Johannesburg, South Africa. While there, in May 1989, and out of need to obtain certain kitchen equipment, he founded a food equipment company, Continental, Pty. Due to the unstable political situation that was present in South Africa at the time, in December 1992 Mr. Pereira sold his restaurant chain and relocated his food equipment business to the United States under the name CaterQuip. In August 1996, Mr. Pereira sold his Interest in CaterQuip. CaterQuip is still an active company, located in Hong Kong, which manufactures and markets food equipment in Italy, England, United States and several other countries. From 1986 to 1987, Mr. Pereira attended Tadmor College in Israel and received a BA in Hotel Administration from Tadmor's Central School of Hotel - "Arier-Avisar" in Jerusalem, Israel in 1987. In 1987 he became a Certified Rooms Division Executive by Michigan State University, a program sponsored by The Education Institute of the American Hotel and Motel Association. As part of his management activity in several hotel chains, Mr. Pereira designed

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
and implemented computer software for use in the hospitality industry. Mr. Pereira has several patents registered with the patent office for a food processor, grill-scraper, fryers and livestock branding iron. From 1981 to 1984, Mr. Pereira served in the Israeli Defense Force and was a spokesperson for the Israeli Consulate in Philadelphia. Mr. Pereira was decorated by the IDF for his service during the Lebanon war of 1983. In November 1996, Mr. Pereira filed a personal bankruptcy action under Chapter 7 in the United States Bankruptcy Court for the Southern District of Florida. An order of discharge was entered on February 18, 1997. He intends to devote substantially all of his time to the business of the Company.

George Elia, director. Mr. Elia will become a director of the Company upon closing of the Transaction. In addition to his role with the Company, Mr. Elia is presently self-employed as a real estate and mortgage broker in the South Florida area, a business which he commenced in February 1997. Prior, from 1988 through January 1997, Mr. Elia was a licensed real estate broker employed by Marriott Corp., an international hotel chain, and by the Sizzler Steak House, Florida. Mr. Elia obtained a Bachelor of Arts degree from Adelphi University, Long Island, New York in 1967. He intends to devote only such time as necessary to the business of the Company.

Anthony Nigel Dean, director. Mr. Dean will become a director of the Company upon closing of the Transaction. In addition to his role as a director of the Company, in January 1997 Mr. Dean became network administrator of the Company. Prior, from January 1996 through January 1997, Mr. Dean was employed as the audit officer for Cherry Knowles Hospital, Tyneswear, England. From June 1994 through December 1995, he was unemployed. Mr. Dean obtained a Bachelor of Science degree in physics from the University of Newcastle-on-Tine, England in 1994. He intends to devote substantially all of his time to the business of the Company.

Compensation

     For the fiscal year ended December 31, 1997, no officer or director of PACT received remuneration in excess of $100,000. In March 1998, Camilo Pereira, PACT's President, entered into a five year employment agreement wherein he will be paid an annual salary of $125,000 and a bonus to be determined in the future, based upon any after tax profits of the Company. It is anticipated that Mr. Pereira will execute an applicable employment agreement with the Company upon closing of the transaction described herein. However, the specific terms of such agreement cannot be determined as of the date of this information statement, but his annual salary is expected to remain relatively constant with the disclosure included herein for the 12 months following closing of the Transaction. There are no other employment agreements between PACT and its executive officers or directors.

     In addition, PACT may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance. However, as of the date of this information statement, no such plans have been adopted by the Company.

Standing Audit, Nominating and Compensation Committees.

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings.

     The Company presently has three Directors. During the fiscal year ended December 31, 1997, the Directors held one meeting of the Board of Directors.

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
               Compensation of Directors and Executive Officers

     The Company's officers and directors have not been paid a salary during the fiscal year ended December 31, 1997. The Company maintains a policy whereby the directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any director or officer for such expenses during the 1997 fiscal year.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or directors.


Dated:  April 23, 1998.

                                    SILVER QUEST, INC.

                                    s/Lowell Miller

                                    Lowell Miller, President





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